東京青山・青木・狛法律事務所

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Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2008 JUN 12 A 2:17

ICE OF INTERN...
CORPORATE FI...

[redacted]

08003206

June 9, 2008

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Washington, DC

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Part of Consolidated Business Results for FY March 2008 dated June 6, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
JUN 17 2008
THOMSON REUTERS

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

June 6, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Part of Consolidated Business Results for FY March 2008

In addition to "Notice of Correction a Part of Consolidated Business Results for FY March 2008" which was announced on May 26, 2008, the Company further corrected a part of such Business Results, as below.

Description

1. Reason of Correction

(1) The Company reported Property for Sales including Property in Progress. It has placed the importance on Property in Progress for FY March 2008, and decided to report them separately.

(2) Its consolidated subsidiary, Sunstage Co., Ltd., engaged in mortgage-backed loans, has made a loan to Mixing Co., Ltd. (Mixing). On May 16, 2008, Mixing filed for bankruptcy protection from its creditors under the Civil Rehabilitation Law. By this filing, it transferred "Loans Receivable-trade for Mixing" to Bankruptcy Rehabilitation Claims in "Other" of Total Investments and Other Assets. However, this transfer has no effects on consolidated operating results because it preserves enough mortgages based on current valuation.

2. Correction

The corrected parts are underlined.

(1) Balance Sheet

[Before Correction] (Unit: ¥ Million)

	FY March 2007	FY March 2008	Change
Current Assets			
Loans receivable-trade	46,591	55,791	9,200
Inventories	14,798	19,930	5,132
(1) Inventories	10,298	9,598	-699
(2) Property for Sales	4,499	10,332	5,832
Total Current Assets	107,801	112,440	4,639
Fixed Assets			
Total Investments and Other Assets	13,758	14,260	502
(1) Investments in securities	9,994	7,862	-2,131
(2) Long-term receivables	906	948	42
(3) Deferred income tax assets	877	2,037	1,160
(4) Other	2,128	4,417	2,289
Allowance for doubtful accounts	-147	-1,005	-858

Total Fixed Assets	41,437	48,267	6,829

[After Correction]

(Unit: ¥ Million)

	FY March 2007	FY March 2008	Change
Current Assets			
Loans receivable-trade	46,591	52,962	6,370
Inventories	14,798	19,930	5,132
(1) Inventories	10,298	9,598	-699
(2) Property for Sales	4,499	1,804	-2,695
(3) Property in Progress	-	8,528	8,528
Total Current Assets	107,801	109,610	1,809
Fixed Assets			
Total Investments and Other Assets	13,758	17,090	3,331
(1) Investments in securities	9,994	7,862	-2,131
(2) Long-term receivables	906	948	42
(3) Deferred income tax assets	877	2,037	1,160
(4) Other	2,128	7,247	5,119
Allowance for doubtful accounts	-147	-1,005	-858
Total Fixed Assets	41,437	51,096	9,659

(Note) "Property in Progress" in "Property for Sales" for FY March 2007: 2,271 million yen

(2) Cash Flows From Operating Activities

[Before Correction]

(Unit: ¥ Million)

	FY March 2007	FY March 2008
Cash Flows From Operating Activities		
Increase in other current assets	-897	-2,012
Subtotal	-301	-6,470
Interest and dividends received	314	390
Interest paid	-218	-408
Payment of income taxes, etc.	-5,759	-6,030
Cash Flows From Operating Activities	-5,964	-12,519

[After Correction]

(Unit: ¥ Million)

	FY March 2007	FY March 2008
Cash Flows From Operating Activities		
Increase in other current assets	-897	-2,003
Subtotal	-301	-6,461
Interest and dividends received	314	390
Interest paid	-218	-408
Payment of income taxes, etc.	-5,759	-6,039
Cash Flows From Operating Activities	-5,964	-12,519

- END -

END